FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

Item
1.	Banco BBVA Argentina S.A. reports consolidated third quarter earnings for fiscal year 2020.

Banco BBVA Argentina S.A. announces Third Quarter 2020 results

Buenos Aires, November 24, 2020 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the third quarter (3Q20), ended on September 30, 2020.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2019 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to September30, 2020.

3Q20 Highlights

•

BBVA Argentina’s inflation adjusted net income in 3Q20 was $2.83 billion, 2.9% greater than the $2.75 billion reported in the second quarter of 2020 (2Q20) and 65.4% lower than the $8.19 billion reported in the third quarter of 2019 (3Q19).

•	In 3Q20, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 1.9% and an inflation adjusted average return on equity (ROAE) of 11.0%.

•

In terms of activity, total consolidated financing to the private sector in 3Q20 totaled $258.6 billion, contracting in real terms 4.1% compared to 2Q20, and 10.6% compared to 3Q19. In the quarter, contraction was driven by the fall in overdrafts and loans for the prefinancing and financing of exports which decreased 41.0% and 27.6% respectively, partially offset by an increase in pledge loans, discounted instruments and credit cards, growing 17.1%, 15.7% and 10.8% respectively. BBVA’s consolidated market share of private sector loans was 8.25% as of 3Q20.

•	Total deposits contracted 0.6% in real terms during the quarter, and expanded 6.5% in the year. The Bank’s consolidated market share of private deposits was 6.48% as of 3Q20.

•	As of 3Q20, the non-performing loan ratio (NPL) reached 1.16%, with a 355.26% coverage ratio.

•	The accumulated efficiency ratio in 3Q20 was 58.0%, above 2Q20’s 54.7%.

•

As of 3Q20, BBVA Argentina reached a regulatory capital ratio of 23.3%, entailing a $61.9 billion or 184.5% excess over minimum regulatory requirement. Tier I ratio was 22.6%. Total liquid assets represented 66.0% of the Bank’s total deposits as of 3Q20.

Message from the CFO

“The pandemic’s persistence during the third quarter of 2020 has contributed to keeping uncertainty over the country’s economic situation, but has also promoted the continuity of banking services trends seen since the beginning of the lockdown.

“Digital transformation” are not just words that convey a path to be taken, but a reality that consolidates day by day. Eventually, we should move past the pandemic, and uncertainties regarding the economy will cease; but all these months will have served as an accelerated consolidation of banking services digitalization.

BBVA Argentina has provided its clients, through its traditional and digital channels, not only its wide range of products but also all possible support that has surged through the health emergency regulation implemented by the Argentine Government.

In this line, the digitalization of our service offering has evolved in such way that as of September 2020, digital client penetration reached 71% from 65% the previous year, while mobile client penetration reached 59% from 50% the previous year.

Additionally, BBVA Argentina keeps a solid balance sheet, both in its loan portfolio behavior (non-performing loan ratio of 1.16%), as in its liquidity and capital ratios, which at September end were at 66.0% (liquidity ratio) and 23.3% (regulatory capital ratio) respectively, which places the Bank in a strong position to face a long expected economic recovery during the next months.

Meanwhile, the Bank closely monitors the impact of the pandemic over its business, financial conditions and operating results, in the aim of anticipating possible actions to optimize value for its shareholders, as it keeps the solidity it has wisely developed, for as long as the volatility and uncertainty as seen during 2020 remains.

In terms of responsible banking, BBVA Argentina keeps working towards its sustainability model, supporting responsible business actions regarding inclusion, financial education and environmental protection, as part of its compromise with the country.”

Ernesto R. Gallardo, CFO of BBVA Argentina

3Q20 Conference Call

Wednesday, November 25, 2020. At 12:00 p.m. Buenos Aires time – (10:00 a.m. EST)

To participate, please dial in:

+1-844-450-3851 (US Toll-Free)

+1-412-317-6373 (International)

+54-11-3984-5677 (Argentina)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the transitory exceptions: (i) the record of a prevision for contingencies referred to uncertain fiscal positions required by the BCRA, (ii) the adjustment in valuation established by the B.C.R.A. applied to the valuation of the remaining investment the Bank keeps of Prisma Medios de Pago S.A. (“Prisma”), and (iii) the temporary exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of 1Q20, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2019 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2020.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, and as of July 1, 2019, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group B”, without considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2021. As of October 2020, PSA and VWFS will belong to “Group C” institutions, keeping the same accounting framework as for “Group B” institutions.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

Quarterly results

Income Statement	BBVA ARG Consolidated			Chg (%)		Proforma
In millions AR$ except EPS and ADS - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY	3Q20(4)
Net Interest Income	16,652	17,092	22,384	(2.6%)	(25.6%)	15,963
Net Fee Income	3,005	3,347	2,247	(10.2%)	33.7%	3,026
Net income from measurement of financial instruments at fair value through P&L	886	1,359	2,339	(34.8%)	(62.1%)	886
Net lincome from write-down of assets at amortized cost and at fair value through OCI	(3,988)	(2,225)	5	(79.3%)	n.m	(3,988)
Foreign exchange and gold gains	1,618	1,609	5,385	0.5%	(70.0%)	1,629
Other operating income	1,500	1,230	1,563	22.0%	(4.0%)	1,530
Loan loss allowances	(927)	(2,848)	(6,936)	67.4%	86.6%	(895)
Net operating income	18,744	19,562	26,986	(4.2%)	(30.5%)	18,150
Personnel benefits	(4,583)	(4,269)	(5,249)	(7.3%)	12.7%	(4,518)
Adminsitrative expenses	(4,360)	(4,125)	(4,924)	(5.7%)	11.5%	(4,283)
Depreciation and amortization	(838)	(907)	(1,064)	7.7%	21.3%	(828)
Other operating expenses	(2,706)	(3,048)	(5,028)	11.2%	46.2%	(2,579)
Operating income	6,257	7,213	10,721	(13.2%)	(41.6%)	5,943
Income from associates	(14)	202	(48)	(106.8%)	71.2%	(9)
Income from net monetary position	(2,242)	(2,459)	(1,406)	8.9%	(59.4%)	(1,985)
Net income before income tax	4,002	4,955	9,267	(19.2%)	(56.8%)	3,949
Income tax	(1,169)	(2,202)	(1,082)	46.9%	(8.0%)	(1,102)
Income for the period	2,833	2,753	8,185	2.9%	(65.4%)	2,847
Other Comprehensive Income (OCI)(5)	1,641	2,074	(7,044)	58.4%	141.4%	1,641
Number of common shares outstanding (in thousands)	612,710	612,710	612,660	—	0.0%	612,710
Weighted average number of common shares outstanding (2)(3)	612,710	612,710	612,660	—	N/A	612,710
Earnings per Share (EPS)	4.63	4.41	12.65	4.9%	(63.4%)	4.63
Earnings per ADS (1)	13.88	13.23	37.94	4.9%	(63.4%)	13.88

(1)	One ADS represents three ordinary shares
(2)	In thousands of shares
(3)

As of October 9th, 2019, 50.441 shares have been issued related to the merger by absorption with BBVA Francés Valores S.A., totaling 612,710,079 shares. As of the release of these consolidated financial statements, the increase in capital and the merger by absoprtion are pending registry approval by the I.G.J.

(4)	Excludes consolidation with VWFS y PSA.
(5)	Net of Income Tax

BBVA Argentina 3Q20 net income was $2.8 billion, 2.9% or $81 million greater than 2Q20, and 65.4% or $5.4 billion lower than 3Q19. The quarter-over-quarter (QoQ) increase is mainly explained by a lower income tax derived from a reduced taxable base, additional to temporary differences between fiscal and accounting inflation adjustment regulations.

Net income from write-down of assets at amortized cost and at fair value (FV) through Other Comprehensive Income (OCI) reflects a loss in 3Q20 of $4.0 billion, 79.3% or $1.8 million greater than that recorded in 2Q20. 72% of the result in this line is mainly explained by the accumulated inflation adjustment in OCI of the remaining position in U.S. dollar linked notes (LELINK), which the Bank exchanged in the voluntary swap offered by the National Treasury on July 17, 2020.

As of 3Q20, net operating income was $18.7 billion, decreasing 4.2% or $818 million QoQ, and 30.5% or $8.2 billion year-over-year (YoY).

Operating income in 3Q20 was $6.3 billion, decreasing 13.2% or $955 million QoQ, and 41.6% or $4.5 billion YoY.

Net interest income

Net Interest Income	BBVA ARG Consolidated			Chg (%)		Proforma(1)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY	3Q20
Net Interest Income	16,652	17,091	22,384	(2.6%)	(25.6%)	15,963
Interest Income	26,114	24,052	39,004	8.6%	(33.0%)	24,956
From government securities	8,534	6,364	13,861	34.1%	(38.4%)	8,534
From private securities	0	2	4	(100.0%)	(100.0%)	—
Interest from loans and other financing	14,780	15,277	21,954	(3.3%)	(32.7%)	13,678
Financial Sector	254	254	914	0.1%	(72.2%)	520
Overdrafts	2,049	3,167	3,251	(35.3%)	(37.0%)	2,050
Discounted Instruments	2,062	1,938	3,032	6.4%	(32.0%)	2,062
Mortgage loans	316	300	415	5.4%	(23.8%)	316
Pledge loans	646	610	1,352	6.0%	(52.2%)	136
Consumer Loans	2,061	2,151	2,663	(4.2%)	(22.6%)	2,061
Credit Cards	4,110	3,835	5,974	7.2%	(31.2%)	4,110
Financial leases	115	108	176	6.2%	(34.5%)	88
Loans for the prefinancing and financing of exports	292	413	1,272	(29.5%)	(77.1%)	292
Other loans	2,874	2,500	2,906	15.0%	(1.1%)	2,043
CER/UVA clause adjustment	2,077	1,934	2,741	7.4%	(24.3%)	2,020
Other interest income	724	474	444	52.6%	63.1%	724
Interest expenses	9,463	6,961	16,619	35.9%	(43.1%)	8,993
Deposits	8,607	5,738	13,297	50.0%	(35.3%)	8,513
Checking accounts	389	181	528	115.4%	(26.2%)	389
Savings accounts	44	52	62	(16.3%)	(30.3%)	44
Time deposits	8,174	5,506	12,706	48.5%	(35.7%)	8,080
CER/UVA clause adjustment	173	268	435	(35.5%)	(60.3%)	173
Other liabilities from financial transactions	389	640	2,045	(39.2%)	(81.0%)	282
Other	293	314	842	(6.5%)	(65.2%)	25

(1)	Excludes consolidation with PSA and VWFS

Net interest income for 3Q20 was $16.7 billion, decreasing 2.6% or $439 million QoQ, and 25.6% or $5.7 billion YoY. In 3Q20, the greater interest income does not make up for the increase in interest expenses, mainly due to the increase in passive rates and time deposits.

In 3Q20 interest income totaled $26.1 billion, 8.6% or $2.1 billion greater than 2Q20, and 33.0% or $12.9 billion lower than 3Q19. Quarterly increase is explained by an increment in income from government securities, and in a lesser extent, by the increase in credit card activity.

Income from government securities grew 34.1% or $2.2 billion compared to 2Q20, and fell 38.4% or $5.3 billion compared to 3Q19. This is explained by an increase in position in BCRA liquidity instruments (LELIQ) as a consequence of an increment in time deposits (as LELIQ are used in time deposit reserve requirement integration), as well as driven by BCRA’s Communication “A” 7078 which enables financial institutions to increment their excess LELIQ position based on time deposits granted at minimum rate. 85% of results is explained by financial instruments at fair value through OCI, mainly LELIQ.

Interest income from loans and other financing totaled $14.8 billion, decreasing 3.3% or $497 million QoQ. This is mainly explained by a fall in overdrafts, derived from the economic situation, and is partially offset by an increase in credit card activity, and by other loans (company loans or “Préstamos a Interés Vencido” or “PIV”).

Income from CER/UVA adjustments was 7.4% higher QoQ and 24.3% lower YoY, mainly explained by the acceleration in inflation during the quarter (7.7% in 3Q20 vs. 5.4% in 2Q201).

Interest expenses totaled $9.5 billion, 35.9% higher than 2Q20 and 43.1% lower than 3Q19. Quarterly increase is explained by an increment in the average minimum rate of time deposits2 and of interest-bearing checking accounts, apart from an increase in the amount granted in time deposits.

Interest expenses from time deposits explain 86.4% of total interest expenses versus 79.1% on the previous quarter. Interests from time deposits grew 48.5% QoQ and fell 35.7% YoY.

[1]	Source: Instituto Nacional de Estadística y Censos (INDEC). Consumer Price Index.
[2]	Retail time deposit minimum rates changed from 79% to 87% of the LELIQ rate as of July, 30, 2020 (BCRA Communication “A” 7078).

Net interest margin (NIM)

As of 3Q20, total net interest margin (NIM) was 16.2%, slightly lower than 2Q20’s 16.7%.

	BBVA ARG Consolidated
Assets & Liabilities Performance - AR$ In millions AR$. Rates and spreads in annualized %	3Q20			2Q20			1Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	366,151	25,913	28.4%	357,341	23,306	26.2%	299,835	27,138	36.3%
Debt securities	117,299	10,067	34.4%	89,023	6,859	30.9%	88,792	7,946	35.9%
Loans to customers/financial institutions	231,403	15,835	27.4%	235,156	16,433	28.0%	208,369	19,191	36.9%
Other assets	17,449	11	0.3%	33,162	14	0.2%	2,674	0	0.0%
Total non interest-earning assets	104,078	—	0.0%	91,683	—	0.0%	110,999	—	0.0%
Total Assets	470,229	25,913		449,023	23,306		410,834	27,138
Total interest-bearing liabilities	204,229	9,429	18.5%	190,572	6,896	14.5%	166,669	9,168	22.1%
Savings accounts	77,761	431	2.2%	80,302	232	1.2%	65,377	329	2.0%
Time deposits	120,248	8,510	28.4%	94,901	5,881	24.9%	85,480	7,697	36.1%
Debt securities issued	3,007	136	18.1%	6,724	638	38.1%	8,374	1,037	49.7%
Other liabilities	3,214	352	43.9%	8,645	145	6.7%	7,438	106	5.7%
Total non-interest-bearing liabilities	270,448	—	0.0%	267,385	—	0.0%	250,821	—	0.0%
Total liabilities and equity	474,678	9,429	8.0%	457,957	6,896	6.0%	417,490	9,168	8.8%
NIM - AR$			18.1%			18.4%			24.0%
Spread - AR$			9.9%			11.6%			14.2%

	BBVA ARG Consolidated
Assets & Liabilities Performance - Foreign Currency In millions AR$. Rates and spreads in annualized %	3Q20			2Q20			1Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	41,987	209	2.0%	53,503	746	5.6%	57,388	783	5.5%
Debt securities	1,308	(270)	(82.9%)	4,330	112	10.4%	7,930	158	8.0%
Loans to customers/financial institutions	34,966	479	5.5%	44,484	633	5.7%	47,840	624	5.2%
Other assets	5,714	0	0.0%	4,689	1	0.1%	1,618	1	0.2%
Total non interest-earning assets	109,885	—	—	100,949	—	—	96,841	—	—
Total Assets	151,872	209		154,452	746		154,229	783
Total interest-bearing liabilities	105,809	42	0.2%	104,030	64	0.2%	107,872	102	0.4%
Savings accounts	86,380	1	0.0%	83,563	2	0.0%	86,253	2	0.0%
Time deposits and Investment accounts	18,786	40	0.9%	18,982	54	1.1%	20,395	67	1.3%
Other liabilities	642	0	0.2%	1,486	9	2.4%	1,224	33	10.7%
Total non-interest-bearing liabilities	41,615		—	41,488		—	39,701		—
Total liabilities and equity	147,424	42	0.1%	145,519	64	0.2%	147,573	102	0.3%
NIM - Foreign currency			1.6%			5.1%			4.8%
Spread - Foreign currency			1.8%			5.3%			5.1%

Net fee income

Net Fee Income	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Net Fee Income	3,005	3,347	2,247	(10.2%)	33.7%
Fee Income	6,269	6,572	6,758	(4.6%)	(7.2%)
Linked to liabilities	2,539	2,588	3,490	(1.9%)	(27.2%)
From credit cards	2,665	3,049	2,174	(12.6%)	22.6%
Linked to loans	327	274	364	19.5%	(10.2%)
From insurance	317	327	329	(3.2%)	(3.9%)
From foreign trade and foreign currency transactions	338	261	355	29.3%	(4.9%)
Other fee income	83	73	44	13.0%	86.9%
Fee expenses	3,265	3,225	4,511	1.2%	(27.6%)

In 3Q20 net fee income fell 10.2% or $342 million compared to 2Q20, and grew 33.7% or $758 million compared to 3Q19.

Fee income in 3Q20 totaled $6.3 billion, contracting 4.6% QoQ. This is explained by fees from credit card consumption received during 2Q20, which more than offset the increase in fees related to foreign trade and foreign currency transactions which grew 29.3%, and those linked to loans, which increased 19.5% during the period.

Fee expenses increased 1.2% compared to 2Q20 and contracted 27.6% when compared to 3Q19. Quarterly increase is explained by a surge in activity.

If fees from credit card consumption received in 2Q20 were excluded, net fee income and fee income in 3Q20 would have increased 27.7% and 12.4% respectively QoQ.

Net income from measurement of financial instruments at fair value and foreign exchange and gold gains/losses

Net Income from financial instruments at fair value (FV) through P&L	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Net Income from financial instruments at FV through P&L	886	1,359	2,339	(34.8%)	(62.1%)
Income from government securities	812	1,159	1,454	(29.9%)	(44.1%)
Income from private securities	(57)	(107)	(3)	46.8%	n.m
Interest rate swaps	18	23	285	(22.0%)	(93.7%)
Gains from foreign currency forward transactions	99	2	654	n.m	(84.9%)
Income from debt and equity instruments	11	18	(51)	(38.1%)	121.3%
Other	3	263	—	(98.8%)	N/A

In 3Q20, net income from financial instruments at Fair Value (FV) through P&L was $886 million, decreasing 34.8% or $473 million QoQ. This is explained by the lower LELIQ position during August and September.

Differences in quoted prices of gold and foreign currency	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	1,618	1,609	5,385	0.5%	(70.0%)
From foreign exchange position	(195)	318	346	(161.3%)	(156.4%)
Income from purchase-sale of foreign currency	1,813	1,291	5,039	40.4%	(64.0%)
Net income from financial instruments at FV through P&L (2)	99	2	654	n.m	(84.9%)
Income from foreign currency forward transactions	99	2	654	n.m	(84.9%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	1,716	1,611	6,039	6.5%	(71.6%)

In 3Q20, the total differences in quoted prices of gold and foreign currency showed profit for $1.7 billion, growing 6.5% or $105 million compared with 2Q20, due to an increase in results from purchase and sale of foreign currency, derived from a surge in activity.

Other operating income

Other operating income	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Operating Income	1,500	1,230	1,563	21.9%	(4.0%)
Rental of safe deposit boxes (1)	259	278	210	(6.6%)	23.5%
Adjustments and interest on miscellaneous receivables (1)	521	336	449	55.3%	16.0%
Punitive interest (1)	1	17	88	(97.1%)	(99.4%)
Loans recovered	239	178	231	34.8%	3.8%
Fee income from credit and debit cards (1)	58	44	219	33.8%	(73.3%)
Other Operating Income(2)	421	378	442	11.3%	(4.9%)

(1)	Included in the efficiency ratio calculation
(2)	Includes some of the concepts used in the efficiency ratio calculation

In 3Q20 other operating income totaled $1.5 billion, growing 21.9% or $270 million QoQ, mainly explained by an increase in adjustments and interest on miscellaneous receivables, where interests received from the Government for zero rate credit lines are recorded, and also thanks to a responsive risk management that enabled credit recovery.

Operating expenses

Personnel benefits and Administrative expenses

Personnel Benefits and Administrative Expenses	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ		YoY
Total Personnel Benefits and Administrative Expenses	8,943	8,394	10,173	6.5%		(12.1%)
Personnel Benefits (1)	4,583	4,269	5,249	7.3%		(12.7%)
Administrative expenses (1)	4,360	4,124	4,924	5.7%		(11.5%)
Travel expenses	28	16	49	68.1%		(43.9%)
Administrative expenses	327	404	378	(18.9%)		(13.5%)
Security services	165	227	154	(27.0%)		7.3%
Fees to Bank Directors and Supervisory Committee	16	7	5	135.9%		215.9%
Other fees	231	164	246	40.6%		(6.2%)
Insurance	59	39	47	49.1%		24.8%
Rent	410	463	342	(11.4%)		20.0%
Stationery and supplies	9	20	23	(56.6%)		(61.9%)
Electricity and communications	233	218	225	7.0%		3.3%
Advertising	185	137	190	35.2%		(2.5%)
Taxes	992	1,014	1,053	(2.2%)		(5.8%)
Maintenance costs	504	517	410	(2.4%)		23.1%
Armored transportation services	581	343	1,282	69.2%		(54.7%)
Other administrative expenses	619	556	519	11.5%		19.3%
Headcount*	6,065	6186	6323	(121)		(258)
BBVA (Bank)	5,968	6,090	6,225	(122)		(257)
Associates (2)*	97	96	98	1		(1)
Total branches	247	247	251	—		(4)
Efficiency ratio	66.1%	54.2%	25.4%	1,190	bps	4,068	bps
Accumulated Efficiency Ratio	58.0%	54.7%	43.9%	337	bps	1,416	bps
Efficiency ratio - Excl. Inflation adjustment	49.1%	42.8%	16.4%	631	bps	3,279	bps
Accumulated Efficiency Ratio - Excl. Inflation adjustment	46.2%	41.8%	33.8%	436	bps	1,234	bps

(1)	Concept included in the efficiency ratio calculation
(2)	Includes BBVA Asset Management Argentina S.A. and PSA & VWFS as of 3Q19
*	corresponds to total effective employees, net of temporary contract employees

During 3Q20, personnel benefits and administrative expenses totaled $8.9 billion, increasing 6.5% or $549 million QoQ, and decreasing 12.1% or $1.2 billion YoY.

Personnel benefits grew 7.3% or $3.1 billion compared to 2Q20, and decreased 12.7% or $666 million compared to 3Q19. This increase is mainly due to an increment in salaries, as a consequence of a collective bargaining agreement with labor unions on July 16, 2020. This agreement considers a 26% increase in four instalments (7% in January, 6% in April, 7% in July and 6% in October), with a review clause in November, 2020.

In 3Q20, administrative expenses grew 5.7% or $235 million QoQ, and contracted 11.5% or $564 million YoY. The quarterly increase is mainly explained by an increment in armored transportation services, derived from a surge in activity and increased FX market restrictions enforced in September, partially offset by savings in administrative services and rentals.

The accumulated efficiency ratio as of 3Q20 was 58.0%, above the 54.7% and the 43.9% reported in 2Q20 and 3Q19 respectively. The increase is explained by a higher percentage increment of the numerator (expenses) than the denominator (income), which has been mainly affected by the increase in financial expenses.

Excluding inflation adjustments included in the lines “Income from the monetary position” and “Net income from write-down of assets at amortized cost and at fair value through OCI”, the accumulated efficiency ratio as of 3Q20 would reach 46.2%.

Other operating expenses

Other Operating Expenses	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Other Operating Expenses	2,706	3,048	5,028	(11.2%)	(46.2%)
Turnover tax	1,562	1,790	2,633	(12.8%)	(40.7%)
Inicial loss of loans below market rate	108	100	239	7.5%	(54.9%)
Contribution to the Deposit Guarantee Fund (SEDESA)	165	154	190	7.5%	(12.9%)
Interest on liabilities from financial lease	90	82	94	9.2%	(4.8%)
Other allowances	265	(88)	1,442	401.4%	(81.6%)
Other operating expenses	517	1,010	430	(48.8%)	20.2%

In 3Q20 other operating expenses contracted 11.2% or $342 million QoQ, and 46.2% or $2.2 billion YoY.

The quarterly contraction is mainly due to a reduction in Turnover tax, for the recognition of an advanced payment of this tax for 2021 in the City of Buenos Aires.

On the other hand, there is also a reduction in Other operating expenses as a consequence of the release of legal provisions.

Income from associates

This line reflects the results from non-consolidated associate companies. During 3Q20, a loss of $14 million has been reported, mainly due to the participation in BBVA Consolidar Seguros S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A.

Income tax

Income tax expenses accumulated in the first nine months of 2020 totaled $5.8 billion, representing an accumulated effective rate of 39%, compared to an accumulated effective rate of 26% as of 3Q19. The increment in such rate compared to the regulatory 30% is based on differences between inflation adjustment regulations and BCRA regulations, changing the taxable base.

Balance sheet and activity

Loans and other financing

Loans and other financing	BBVA ARG Consolidated			Chg (%)				Proforma (2)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ		YoY		3Q20
To the public sector	—	13	1	(100.0%)		(100.0%)		—
To the financial sector	3,187	3,860	6,048	(17.4%)		(47.3%)		6,661
Non-financial private sector and residents abroad	258,647	269,567	289,413	(4.1%)		(10.6%)		244,162
Non-financial private sector and residents abroad—AR$	229,302	231,566	204,674	(1.0%)		12.0%		214,819
Overdrafts	19,754	33,510	24,012	(41.0%)		(17.7%)		19,754
Discounted instruments	29,807	25,748	21,262	15.8%		40.2%		29,807
Mortgage loans	15,888	16,678	17,303	(4.7%)		(8.2%)		15,888
Pledge loans	9,717	8,301	22,594	17.1%		(57.0%)		2,110
Consumer loans	26,120	25,701	32,636	1.6%		(20.0%)		26,047
Credit cards	90,350	81,560	69,763	10.8%		29.5%		90,350
Receivables from financial leases	1,507	1,419	2,414	6.2%		(37.6%)		1,272
Other loans (1)	36,160	38,650	14,690	(6.4%)		146.1%		29,592
Non-financial private sector and residents abroad—Foreign Currency	29,344	38,000	84,739	(22.8%)		(65.4%)		29,342
Overdrafts	3	2	15	21.8%		(80.1%)		3
Discounted instruments	2	18	8,808	(89.3%)		(100.0%)		2
Mortgage loans	—	208	212	(100.0%)		(100.0%)		—
Credit cards	1,547	1,394	3,315	11.0%		(53.3%)		1,547
Receivables from financial leases	166	254	390	(34.7%)		(57.5%)		166
Loans for the prefinancing and financing of exports	16,994	23,478	57,239	(27.6%)		(70.3%)		16,994
Other loans (1)	10,632	12,647	14,761	(15.9%)		(28.0%)		10,630
% of total loans to Private sector in AR$	88.7%	85.9%	70.7%	275	bps	1,793	bps	88.0%
% of total loans to Private sector in Foreign Currency	11.3%	14.1%	29.3%	(275	)bps	(1,793	)bps	12.0%
% of mortgage loans with UVA adjustments (3)	85.9%	86.1%	84.2%	(20	)bps	166	bps	85.9%
% of pledge loans with UVA adjustments (3)	15.7%	22.0%	11.6%	(629	)bps	417	bps	11.0%
% of personal loans with UVA adjustments (3)	21.3%	29.9%	42.9%	(866	)bps	(2,170	)bps	21.3%
% of loans with UVA adjustments over Total loans(3)	4.3%	4.8%	6.7%	(47	)pbs	(235	)pbs	4.0%
Total loans and other financing	261,834	273,440	295,462	(4.2%)		(11.4%)		250,823
Allowances	(10,914)	(11,595)	(14,374)	5.9%		24.1%		(10,683)
Total net loans and other financing	250,920	261,845	281,088	(4.2%)		(10.7%)		240,140

(1)	Includes IFRS adjustment.

(2)	Excludes consolidation with VWFS & PSA.

(3)	Excludes effect of accrued adjustments.

Private sector loans in 3Q20 totaled $258.6 billion, decreasing 4.1% or $10.9 billion QoQ, and 10.6% or $30.8 billion YoY.

Loans to the financial sector fell 17.4% QoQ, mainly because of the maturity of a loan.

Loans to the private sector in pesos decreased 1.0% in 3Q20, and grew 12.0% in the year. Loans to the private sector denominated in foreign currency fell 22.8% QoQ and 65.4% YoY, mainly driven by the contraction in demand of loans in foreign currency. These loans, measured in U.S. dollars, fell 29.3% and 79.1% QoQ and YoY respectively. The increase in the currency exchange rate versus the U.S. dollar was 8.1% QoQ and 79.5% YoY.

Loans and other financing	BBVA ARG Consolidated			Chg (%)				Proforma (2)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ		YoY		3Q20
Non-financial private sector and residents abroad - Retail	143,622	133,841	145,823	7.3%		(1.5%)		135,942
Mortgage loans	15,888	16,885	17,516	(5.9%)		(9.3%)		15,888
Pledge loans	9,717	8,301	22,594	17.1%		(57.0%)		2,110
Consumer loans	26,120	25,701	32,636	1.6%		(20.0%)		26,047
Credit cards	91,898	82,954	73,078	10.8%		25.8%		91,898
Non-financial private sector and residents abroad - Commercial	115,025	135,726	143,590	(15.3%)		(19.9%)		108,220
Overdrafts	19,757	33,512	24,027	(41.0%)		(17.8%)		19,757
Discounted instruments	29,809	25,766	30,069	15.7%		(0.9%)		29,809
Receivables from financial leases	1,673	1,673	2,804	(0.0%)		(40.4%)		1,437
Loans for the prefinancing and financing of exports	16,994	23,478	57,239	(27.6%)		(70.3%)		16,994
Other loans (1)	46,792	51,297	29,451	(8.8%)		58.9%		40,222
% of total loans to Retail sector	55.5%	49.7%	50.4%	588	bps	514	bps	55.7%
% of total loans to Commercial sector	44.5%	50.3%	49.6%	(588	)bps	(514	)bps	44.3%

(1)	Includes IFRS adjustment
(2)	Excludes consolidation with VWFS & PSA.

Considering retail loans (mortgage, pledge, consumer and credit card loans), these have increased 7.3% QoQ and fell 1.5% YoY. In the quarter, the greatest increases are reflected in pledge loans and credit card loans (17.1% and 10.8% respectively), the latter boosted by Ahora 12 and Ahora 18 programs.

Commercial loans (including overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) fell 15.3% QoQ and 19.9% YoY. The quarterly decrease is mainly explained by a 41.0% decline in overdrafts, and a 27.6% decline in loans for the prefinancing and financing of exports. This was partially offset by a 15.7% increase in discounted instruments, and a 2.2% increase in company loans (or “PIV”, in other loans).

Market share - Private sector Loans	BBVA ARG			Chg (bps)
In%	3Q20	2Q20	3Q19	QoQ		YoY
Private sector loans - Bank	7.46%	7.50%	7.34%	(4	)bps	12 bps
Private sector loans - Consolidated*	8.25%	8.54%	8.13%	(29	)bps	12 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.

*	Consolidates PSA, VWFS & Rombo

Asset quality

Asset Quality	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ		YoY
Commercial non-performing portfolio (1)	471	1,433	5,293	(67.1%)		(91.1%)
Total commercial portfolio	89,907	113,501	136,889	(20.8%)		(34.3%)
Commercial non-performing portfolio / Total commercial portfolio	0.52%	1.26%	3.87%	(74	)bps	(334	)bps
Retail non-performing portfolio (1)	2,601	2,871	4,412	(9.4%)		(41.0%)
Total retail portfolio	173,945	163,089	161,791	6.7%		7.5%
Retail non-performing portfolio / Total retail portfolio	1.50%	1.76%	2.73%	(27	)bps	(123	)bps
Total non-performing portfolio (1)	3,072	4,304	9,705	(28.6%)		(68.3%)
Total portfolio	263,852	276,590	298,680	(4.6%)		(11.7%)
Total non-performing portfolio / Total portfolio	1.16%	1.56%	3.25%	(39	)bps	(208	)bps
Allowances	10,914	11,595	14,374	(5.9%)		(24.1%)
Allowances /Total non-performing portfolio	355.26%	269.38%	148.11%	8,588	bps	20,71	5 bps
Write offs	5,899	5,303	2,030	11.2%		190.6%
Write offs / Total portfolio	2.24%	1.92%	0.68%	32 bps		156 bps
Cost of Risk (CoR)	1.37%	4.27%	9.31%	(290	)bps	(794	)bps

(1)

Non-performing loans include: all loans to borrowers classified as “Deficient Servicing (Stage 3)”, “High Insolvency Risk (Stage 4)”, “Irrecoverable” and/or “Irrecoverable for Technical Decision” (Stage 5) according to BCRA debtor classification system

In 3Q20, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 1.16%. This ratio was positively affected by the temporary flexibility in BCRA regulation regarding debtor classification during the COVID-19 pandemic, which extends grade periods in 60 days before a loan is classified as non-performing, and suspends the mandatory reclassification of clients that have an irregular performance with other institutions but a regular performance with the Bank.

The coverage ratio (allowances / total non-performing portfolio) increased to 355.26% in 3Q20, from 269.38% in 2Q20. This is explained by a decrease in non-performing loans, which is greater than the increase in allowances as a consequence of the implementation of impairment models, and the continuing effect of waivers enforced though BCRA regulation regarding debtor classification.

Cost of risk (loan loss allowances / average total loans) reached 1.37%, lower than the 4.27% recorded in 2Q20. This is mainly explained by an adequate evolution in credit quality, especially in the commercial portfolio.

	BBVA ARG
Analysis for the allowance of loan losses	Balance at 12/31/2019	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 09/30/2020
In millions AR$
Other financial assets	277	3	—	1	(54)	227
Loans and other financing	13,715	73	1,919	(2,434)	(2,614)	10,660
Other debt securities	1	(1)	—	—	—
Eventual commitments	1,108	323	(50)	(23)	(187)	1,171
Total allowances	15,101	398	1,869	(2,456)	(2,855)	12,058

*	ECL: Expected credit loss

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 3Q20 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were temporarily excluded from the scope of such standard.

The financial statements of consolidated subsidiaries PSA and VWFS were prepared considering the financial reporting framework set forth by the BCRA for Group “B” financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years commencing on and after January 1, 2021. As of October 2020, PSA and VWFS will be part of Group “C” financial institutions, keeping the accounting framework of Group “B” financial institutions.

Public sector exposure

Net Public Debt Exposure	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ		YoY
Treasury and Government securities	25,115	19,150	24,567	31.1%		2.2%
Treasury and National Government	25,115	19,150	24,535	31.1%		2.4%
National Treasury Public Debt in AR$	25,111	10,610	11,893	136.7%		111.2%
National Treasury Public Debt in dollars	3	(0)	336	n.m		(99.1%)
National Treasury Public Debt USD-Linked	—	8,541	12,306	(100.0%)		(100.0%)
Provinces	—	—	32	N/A		(100.0%)
Loans to the Public Sector				N/A		N/A
AR$ Subtotal	25,111	10,610	11,925	136.7%		110.6%
USD Subtotal*	3	8,541	12,642	(100.0%)		(100.0%)
Total Public Debt Exposure	25,115	19,150	24,567	31.1%		2.2%
B.C.R.A. Exposure	111,868	120,125	82,437	(6.9%)		35.7%
Instruments	92,869	83,235	73,331	11.6%		26.6%
LELIQs	92,869	83,235	73,331	11.6%		26.6%
Loans to the B.C.R.A.	—	12	—	(100.0%)		N/A
Repo	18,999	36,890	9,106	(48.5%)		108.6%
B.C.R.A. - AR$	18,999	36,890	9,106	(48.5%)		108.6%
%Public sector exposure (Excl. B.C.R.A.) / Total assets	4.3%	3.3%	4.2%	98	bps	5	bps

*	Includes USD-linked Treasury public debt in AR$

Public sector exposure (excluding BCRA) totaled $25.1 billion, growing 31.1% or $6.0 billion QoQ, and 2.2% or $548 million YoY.

It is important to mention that on July 17, 2020, the Bank participated in the voluntary swap offered by the National Treasury, and swapped the whole of its remaining position (equivalent to 60% of its original position) in U.S. dollar linked notes (LELINK) in exchange of a bundle of sovereign bonds in pesos adjusted by inflation (BONCER) maturing in 2023 and 2024.

Short-term liquidity is allocated in BCRA instruments, which grew 11.6% or $9.6 billion compared to 2Q20, and 26.6% or $19.5 billion compared to 3Q19.

Exposure to the public sector (excluding BCRA) represents 4.3% of total assets.

Deposits

Total Deposits	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ		YoY
Total deposits	399,607	401,833	375,088	(0.6%)		6.5%
Non-financial Public Sector	5,929	5,882	3,610	0.8%		64.2%
Financial Sector	550	323	510	70.4%		7.8%
Non-financial private sector and residents abroad	393,128	395,629	370,968	(0.6%)		6.0%
Non-financial private sector and residents abroad - AR$	279,409	273,341	208,813	2.2%		33.8%
Checking accounts	84,301	80,970	57,938	4.1%		45.5%
Savings accounts	72,204	84,851	50,358	(14.9%)		43.4%
Time deposits	101,542	101,585	96,417	(0.0%)		5.3%
Investment accounts	18,113	2,119	—	n.m		N/A
Other	3,248	3,815	4,100	(14.9%)		(20.8%)
Non-financial private sector and res. abroad - Foreign Currency	113,720	122,288	162,155	(7.0%)		(29.9%)
Checking accounts	23	19	25	25.2%		(6.4%)
Savings accounts	95,643	100,872	137,291	(5.2%)		(30.3%)
Time deposits	15,612	18,647	21,765	(16.3%)		(28.3%)
Other	2,441	2,750	3,074	(11.2%)		(20.6%)
% of total portfolio in the private sector in AR$	71.1%	69.1%	56.3%	19	8 bps	1,47	8 bps
% of total portfolio in the private sector in Foregin Currency	28.9%	30.9%	43.7%	(19	8) bps	(1,47	8)bps
% of time deposits with UVA adjustments	1.0%	2.1%	2.7%	(10	4)bps	(168	)bps

During 3Q20, total deposits were $399.6 billion, recording a slight decline of 0.6% or $2.2 billion QoQ, and growing 6.5% or $24.5 billion YoY.

Private sector deposits in 3Q20 were $393.1 billion, declining 0.6% or $2.5 billion QoQ, and increasing 6.0% or $22.2 billion YoY.

Private non-financial sector deposits in pesos totaled $279.4 billion, growing 2.2% or $6.1 billion QoQ, and 33.8% or $70.6 billion YoY. This is mainly explained by the strong growth in time deposits, especially of Investment accounts (transferable investment certificates with early withdrawal option), and to a lesser extent, by the growth in checking accounts. This offsets the quarterly fall in saving accounts, partially explained by a reclassification of money market mutual fund operations, previously considered in special checking accounts (included in saving accounts) and now included in checking accounts, abiding BCRA regulation in Communication “A” 7064.

Private non-financial sector deposits in foreign currency expressed in pesos fell 7.0% or $8.6 billion QoQ and 29.9% or $48.4 billion YoY. Measured in U.S. dollars, these deposits fell 14.0% QoQ and 60.9% YoY. Towards the end of the quarter, U.S. dollar deposit withdrawal increased as a consequence of the enhanced restrictions over the FX market. After operability was reestablished under new BCRA regulations, foreign currency deposit withdrawal slowed down, returning to levels observed during previous months.

Private Deposits	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ		YoY
Non-financial private sector and residents abroad	393,128	395,629	370,968	(0.6%)		6.0%
Sight deposits	257,861	273,277	252,786	(5.6%)		2.0%
Checking accounts	84,324	80,989	57,963	4.1%		45.5%
Savings accounts	167,848	185,723	187,649	(9.6%)		(10.6%)
Other	5,689	6,565	7,174	(13.3%)		(20.7%)
Time deposits	135,268	122,351	118,182	10.6%		14.5%
Time deposits	117,154	120,233	118,182	(2.6%)		(0.9%)
Investment accounts	18,113	2,119	—	n.m		N/A
% of sight deposits over total deposits	66.1%	69.6%	68.5%	(34	0)bps	(23	4)bps
% of time deposits over total deposits	33.9%	30.4%	31.5%	34	0 bps	23	4 bps

As of 3Q20, the Bank’s transactional deposits (checking accounts and savings accounts) represented 63.1% of total non-financial private deposits, totaling $252.2 billion, versus 66.4% in 2Q20.

Market Share - Private sector Deposits	BBVA ARG			Chg (%)
In%	3Q20	2Q20	3Q19	QoQ		YoY
Private sector Deposits - Consolidated*	6.48%	6.50%	7.14%	(2	)bps	(66	)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.

*	Consolidates PSA, VWFS & Rombo

Other sources of funds

Other sources of funds	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Other sources of funds	112,135	110,457	116,138	1.5%	(3.4%)
Central Bank	30	121	15	(75.5%)	97.9%
Banks and international organizations	—	—	6,438	N/A	N/A
Financing received from local financial institutions	3,327	5,610	7,306	(40.7%)	(54.5%)
Corporate bonds	4,101	4,525	11,935	(9.4%)	(65.6%)
Equity	104,677	100,202	90,444	4.5%	15.7%

In 3Q20, other sources of funds totaled $112.1 billion, growing 1.5% or $1.7 billion QoQ, and falling 3.4% or $4.0 billion YoY.

The 4.5% or $4.5 billion increase in Equity is explained by the 3Q20 results, which more than offset the repurchase of corporate bonds during the quarter.

4Q19 equity evolution can be observed in the table below, going from historical values to current values through the implementation of IAS 29 rule.

Equity - Evolution In millions AR$	4Q19
Equity before IAS 29 application	65,317
Total impact of IAS 29 application (1)	14,041
Equity in terms of 12/31/2019 units	77,934
Adjustment from reexpression of equity at current units 09/30/2020 (2)	17,371
Equity in terms of 09/30/2020 units	95,305
Total recognized in Retained Earnings (1)+(2)	31,412

Liquid assets

Total Liquid Assets	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Total liquid assets	263,914	256,152	231,512	3.0%	14.0%
Cash and deposits in banks	133,178	121,139	128,736	9.9%	3.5%
Debt securities at fair value through profit or loss	5,922	10,383	6,997	(43.0%)	(15.4%)
Government securities	166	0	222	n.m	(25.4%)
Liquidity bills of B. C. R. A.	5,756	10,382	6,775	(44.6%)	(15.0%)
Net REPO transactions	18,999	36,890	9,106	(48.5%)	108.6%
Other debt securities	105,815	87,740	86,673	20.6%	22.1%
Government securities	18,702	14,888	20,036	25.6%	(6.7%)
Liquidity bills of B. C. R. A.	87,113	72,853	66,557	19.6%	30.9%
Liquid assets / Total Deposits	66.0%	63.7%	61.7%	230 pbs	432 pbs

In 3Q20, liquid assets were $263.9 billion, increasing 3.0% or $7.8 billion compared to 2Q20, and 14.0% or $32.4 billion compared to 3Q19.

During the quarter, growth in government securities and LELIQ stands out with a 25.6% and a 19.6% increase respectively, while net REPO transactions decreased by 48.5%.

In 3Q20, the liquidity ratio (liquid assets / total deposits) reached 66.0%. Liquidity ratio in local and foreign currency reached 58.1% and 86.0% respectively.

Solvency

Minimum capital requirement	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ		YoY
Minimum capital requirement	33,547	34,147	34,848	(1.8%)		(3.7%)
Credit risk	24,808	25,231	26,780	(1.7%)		(7.4%)
Market risk	278	618	457	(55.0%)		(39.2%)
Operational risk	8,461	8,298	7,611	2.0%		11.2%
Integrated Capital - RPC (1)*	95,432	91,391	84,070	4.4%		13.5%
Ordinary Capital Level 1 ( COn1)	107,852	103,292	91,326	4.4%		18.1%
Deductible items COn1	(14,982)	(14,578)	(10,071)	2.8%		48.8%
Additional Capital Level 2 (COn2)	2,562	2,677	2,815	(4.3%)		(9.0%)
Excess Capital
Integration excess	61,885	57,244	49,222	8.1%		25.7%
Excess as % of minimum capital requirement	184.5%	167.6%	141.25%	1,690	bps	4,325 bps
Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	410,318	417,656	425,843	(1.8%)		(3.6%)
Regulatory Capital Ratio (1)/(2)	23.3%	21.9%	19.7%	140	bps	360	bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.6%	21.2%	19.1%	140	bps	350	bps

*	RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 3Q20. Capital ratio reached 23.3%. Tier 1 ratio was 22.6% and capital excess over regulatory requirement was $61.9 billion.

These ratios improved in spite of BCRA regulation: Communication “A” 6940, regarding exposure to individuals and companies purchasing touristic services abroad in instalments, and Communication “A” 7018, regarding clients with agricultural activity that stockpile more than 5% of their annual harvest.

Other events

Relevant Events

•

As of September 3, 2020, BBVA Argentina’s Board of Directors has decided to make front line management modifications, acknowledging the retirement of Mr. Gustavo Siciliano, Engineering & Data director, and as a consequence the designation of Mr. Leandro Alvarez at said position.

•

As of September 29, 2020, BBVA Argentina has been notified of a class action lawsuit filed by the Asociación por la Defensa de Usuarios y Consumidores (ADUC). This Association, which represents consumers, questions the interest rates applicable to time deposits with automatic renewal option.

•

As of October 8, 2020, the Board has called for a General Extraordinary Shareholders Meeting to be held on November 20, 2020, to consider the distribution of a complementary cash dividend for the sum of $12 billion, through the partial write-off of the Optional Reserve for future distribution of earnings, with the aim of increasing the $2.5 billion cash dividend approved by the General Shareholders Meeting on May 15, 2020, subject to BCRA approval.

•

As of November 20, 2020, the General Extraordinary Shareholders Meeting has approved the distribution of a complementary cash dividend for the sum of $12 billion or a lower amount to be determined by the BCRA. This distribution is subject to BCRA approval.

Corporate bond payments and issuances during 3Q20

•	As of August 10, 2020, the Bank completed quarterly coupon payments on corporate bond Class 25 for $37.4 million.

•	As of August 28, 2020, the Bank completed quarterly coupon and capital payments on corporate bond Class 27 for $97.1 million and $1.09 billion respectively.

•	As of September 28, 2020, the Bank completed quarterly coupon payments on corporate bond Class 24 for $46.7 million.

Digital transformation

Digitalization continued to accelerate during the third quarter of 2020. Active digital clients reached 1.9 million with a 71% penetration over total active clients (2.7 million), versus a penetration of 64.7% in 3Q19.

Active mobile clients were 1.6 million, representing a 59% penetration in 3Q20, versus a penetration of 50.3% in 3Q19.

On 3Q20, retail digital sales measured in units reached 80% of total sales (vs. 64% in 3Q19) and represent 69% of the Banks total sales measured in monetary value (vs. 54% in 3Q19).

Digital3 and mobile3 transactions increased 72% in 3Q20 YoY. For the first time, the use of these channels outweighs that of traditional ones, revealing the digital transformation.

Moreover, digital branches have been launched in October 2020. These combine several features between human capital and structure facilities to promote client self-service, aiming to digitalize and migrate clients to remote channels. Strategic pillars of these branches are: the mixed roles of customer service staff oriented to guide the client, the availability of digital tools, the limitation of teller service for specific transactions, and the availability of a customer service protocol where the importance of each role and client dynamics are detailed.

[3]	Includes online banking and mobile, Net Cash online y mobile, and non-bank correspondents.

COVID 19 – September 2020 update

Financing (including regulatory)

Retail

•	Penalties on unpaid checking account charges, and closure and disabling of accounts, were suspended until December 31, 2020.

•	Credits on cash withdrawal costs at own and other banks’ ATMs will continue until December 31, 2020.

•	Loan maturities until December 31, 2020 are included for the deferral on unpaid instalments on mortgage, pledge and consumer loans.

Commercial

•

As of September 30, 2020, BBVA Argentina has disbursed more than $37 billion in loans to more than 10.400 SMEs, to be allocated in payroll payments, discounted documents and working capital, at a 24% nominal annual rate.

•

BBVA Argentina has granted a special credit line for payroll payments for SMEs, which includes a 24% nominal annual rate, in a 12 month period of maturity, and a grace period of 3 months, backed by the Fondo de Garantías Argentino (FoGAr) warrants. On this line, BBVA Argentina has disbursed more than $1.8 billion as of September 30, 2020.

•

The Bank is working on credit lines for self-employed individuals at a Zero rate, promoted by the National Government. As of September 30, 2020, the Bank has disbursed more than $7 million on this line. Additionally, “Culture zero rate” credits have been granted to individuals with activity in the cultural sector, for more than $11 million as of September 30, 2020.

•

A “Credit at subsidized rate” line has been launched for any company who requests it (as long as they are part of the eligible beneficiaries selected by the Federal Administration of Public Revenues or AFIP). As of September 30, 2020, more than $180 million have been granted on this line.

Main Regulatory Changes

Foreign Currency Global Net Position (“PGNME”). Public security voluntary exchange. (Communication “A” 7093, 08/27/2020). The BCRA grants the same treatment, in terms of PGNME, to securities received in exchange for USD denominated National treasury bonds, as the increase in position enables an increment of up to 30% of the net positive position.

Credit card payment deadlines. (Communication “A” 7095, 08/27/2020). The BCRA stated that financial institutions must automatically rollover unpaid credit card balances up to one year (between September 1st and September 30, 2020), with a 3 month grace period, 9 monthly equal consecutive instalments, at a nominal interest rate of 40% (previously 43%, prev. 49%, and prev. 55% until April 1, 2020).

Non-financial public sector financing. (Communication “A” 7097, 08/27/2020). The BCRA stated on the limits on non-financial public sector financing, that the unutilized quota of the basic global limit – established for the total of granted financing to non-financial public sector in 75% of the regulatory capital (known as Responsabilidad Patrimonial Computable or RPC), can be re-allocated to the sovereign non-financial public sector (previously 50% of the RPC).

PGNME. USD-linked time deposits. (Communication “A” 7101, 09/10/2020). The BCRA determines that export prefinancings for which its foreign currency funding is matched by liabilities linked to the evolution of such currency (for the same amount), can be deducted from the calculation of the cash position within the Net positive Global Currency Position. USD-linked liabilities that exceed that position are not to be considered in such deduction.

Foreign currency savings account opening. Income requirements. (Communication “A” 7105, 09/15/2020). The BCRA states that prior to the opening of a foreign currency savings account, financial institutions must collect evidence that the client has an income or assets consistent with foreign currency savings, not being admissible that he or she should be a beneficiary of a social plan or program.

Foreign currency purchase restrictions. (Communication “A” 7106, 09/15/2020). As of September 16, 2020, the BCRA stated: As of September 1, 2020, debit and credit card consumption abroad with debit on local accounts in pesos, and foreign currency purchased by individuals for the payment of obligations between residents, including payments of foreign currency consumptions through credit cards, will be deducted as of the following month, from the USD 200 cap. Those who are beneficiaries of credit support related to the pandemic will not be able, until the total cancellation of credits or while the support stands, to have access to the foreign exchange market or sell securities that settle in foreign currency, or transfer them to custodians abroad. Those with programmed capital amortizations due between October 15, 2020 and March 31, 2021, related to financial debts abroad or public securities denominated in foreign currency, must present to the BCRA a detailed refinancing plan under certain criteria.

COVID-19 extended measures. (Communication “A” 7107. 09/17/2020). The BCRA extended until December 31, 2020, the regulation stating that financial institutions cannot charge fees for transactions done through ATMs (previously until June 30 and extended until September 30). It is also until that date that financial institutions cannot charge punitive interest over unpaid credits, and ratifies unpaid instalments deferral to maturity, considering accrual of a compensatory interest rate. This regulation does not include credit card financing. Regulation that concedes a 60 day waiver on late-payment periods for stages 1, 2 and 3 is also extended until December 31, 2020 (Communication “A” 6938).

Foreign currency account transfers modification. (Communication “A” 7112. 09/24/2020). The BCRA modifies Communication “A” 7105 stating that all transfers from foreign currency accounts will proceed without need of prior validation, also applicable for foreign currency saving accounts opening and crediting of funds in already activated accounts. (The mentioned regulation only enabled transfers abroad).

Minimum cash requirement. Ahora 12 program. (Communication “A” 7114. 09/24/2020). The BCRA decided to increase to 50% (previously 35%) the deduction from reserve requirements in pesos applicable on Ahora 12 program financings, for financing granted as of October 1, 2020.

UVA loan instalment value freeze. (Decree 767/2020. 09/25/2020). Periods set on items 2°, 3°, 4° and 5° on Decree N° 319/20 are extended until January 31, 2021. This includes the fixing to March 2020 values of UVA mortgage and pledge loan instalments and the suspension of mortgage foreclosures.

LELIQ position reduction. (Communication “A” 7122. 10/01/2020). As of October 2, 2020, financial institutions must reduce in 20 percentage points their net excess position in LELIQ versus their monthly average of daily balances recorded in September 2020. To comply, they shall reduce the excess net position through the gradual maturity of the securities. Along this regulation but in line with it, the BCRA decided to increase the REPO rate from 19% t0 24%.

LELIQ rate modification and passive REPO BCRA rate. (Press release. 10/08/2020). The BCRA decided to increase to 27% the passive REPO BCRA rate (from 24% and previously 19%) and take the LELIQ rate to 37%. It also determined that companies can access the foreign exchange market 30 days prior to financial debt maturities to cancel capital and coupon payments. They can also have access when the pre-cancellation is done within the frame of a securities exchange restructuring process.

Time deposits minimum rate. (Communication “A” 7131. 10/08/2020). As of October 13, 2020, the BCRA increased the percentages applicable to the average rates of LELIQ used to set the minimum rates for time deposits of less than $1 million to 89.35% (previously 87%). Additionally, as of the same date, the coefficient that determines the fixed rate of pre-cancellation of UVA-linked time deposits (with early termination option) was increased to 0.7703.

Minimum cash requirements. Deduction exclusion. (Communication “A” 7132. 10/09/2020). The BCRA informed that for financings that are disbursed as of October 9, 2020, financial institutions will not be able to deduct from cash requirements financings granted to individuals or companies that (i) belong to activity sectors that are not eligible for the “Programa de Asistencia de Emergencia al Trabajo y la Producción” (ATP) social program benefits and/or (ii) have imported consumer goods after March 19, 2020, unless these were medical products and/or supplies.

Increase in REPO rate and decrease in LELIQ rate. (Press release. 10/15/2020). The BCRA decided to increase the one-day passive REPO nominal annual rate from 27% to 30%, implying an increment of three percentage points, and offer 7-day REPOs at a nominal annual rate of 33%. In line with this, the LELIQ rate was set at 36%.

Time deposits minimum rate. (Communication “A” 7139. 10/15/2020). The BCRA decided to increase, for time deposits granted as of October 16, 2020, the percentages applicable to the average rates of LELIQ used to set the minimum rates for time deposits of less than $1 million to 91.89% (previously 89.35%). For time deposits granted as of October 21, 2020, the increment goes up to 94.44% and the coefficient that determines the fixed rate of pre-cancellation of UVA-linked time deposits (with early termination option) was increased to 0.7917. This is equivalent to a 34% nominal annual rate for individuals with time deposits of less than $1 million and 32% for the rest.

New credit lines. (Communication “A” 7140. 10/15/2020). The BCRA stated that financial institutions shall grant, within the frame of the ATP social program created by the Decree N°332/2020- financing for a maximum limit equivalent to the amount resulting from the number of employees (F.931) multiplied by the minimum wage (Salario Mínimo Vital y Movil) plus a 20%, to the SMEs in a list provided by the Federal Administration of Public Revenues (AFIP), and that will be able to rely on a warrant to be arranged by FOGAR, and as of November 1, 2020, can be deducted of reserve requirements (40%).

Moreover, credit lines to SMEs are launched to (i) finance investment projects aimed for the purchase of capital assets and/or the construction of facilities necessary for the manufacturing of goods and/or services, at a 30% nominal annual rate; and (ii) for working capital and discounted instruments to SMEs at 35%. Financial institutions affected by this regulation must comprise under these financings, as of October 16, 2020 and until March 31, 2021, the equivalent to 7.5% of their non-financial private sector deposits in pesos (as a monthly average of daily balances of September 2020). For the financing of investment projects, this limit must be 30% of the 7.5% previously stated.

Prior approval for branch closure. (Communication “A” 7147. 10/22/2020). Financial institutions must, until March 31, 2021, require prior approval by the BCRA to proceed to the transfer or closure of branches.

REPO rate. (Communication “C” 88436. 10/29/2020). The BCRA has increased the 1-day REPO rate from 30% to 31% and the 7-day REPO rate from 33% to 34.5%.

End of legal requirement in credit granting. (Communication “A” 7157. 11/05/2020). The BCRA revokes the requirement of granting credits to SMEs established in Communication “A” 7140 (ATP program) and the possibility of deducting them from reserve requirements. It states that financial institutions can only use for such deduction what is stated in item 1.5.6. of Reserve Requirement regulations on Credits at subsidized rate for Companies, granted as of November 6, 2020 (24% of credits granted at 27% nominal annual rate and 7% of credits granted at 33% nominal annual rate). Zero rate credits cannot be deducted from reserve requirements as of such date.

Fee increments. (Communication “A” 7158. 11/05/2020). The BCRA stated that until February 28, 2020, financial institutions cannot communicate fee increases greater than 9% for January 2021, and 9% for February 2021 for fees on i) Savings accounts: additional debit card issuance; replacement of stolen or lost debit cards; ATM use (other than the Bank’s, the Bank network’s, local or abroad) and cash withdrawal services at points of purchase. Ii) Credit cards: issuance services, renewal, maintenance; replacement or reprinting of stolen or lost cards and additional cards.

Fees. Further remarks. (Communication “B” 12089. 11/09/2020). The BCRA clarifies that the fee increments mentioned in Communication “A” 7158 can be applied only 60 days after being informed to clients. This implies that the nearest date of application of such increments are the first days of February 2021. Consequently, monthly or other periodicity charges will be able to be reflected completely as of March.

Time deposits minimum rate. Modification. (Communication “A” 7160. 11/12/2020). The BCRA decided to increase, for time deposits granted as of November 13, 2020, the percentages applicable to the average rates of LELIQ used to set the minimum rates for time deposits of less than $1 million to 102.78% (previously 94.44%). For the rest of time deposits this percentage will be 94.44% (prev. 88.89%). For time deposits granted as of November 18, 2020, for time deposits of less than $1 million, the applicable rate over LELIQ will be 97.37% (89.48% for the rest).

The coefficient that determines the fixed rate of pre-cancellation of UVA-linked time deposits (with early termination option) granted as of November 13, 2020, was increased to0.8472 (from 0.7917). For the ones granted as of November 18, 2020, the coefficient will be 0.8026.

Additionally, as of November 13, 2020, financial institutions that keep time deposits to the non-financial private sector in pesos below 10% of total deposits in pesos (monthly average of daily balances of the previous month, considering only capital balances without interests or adjustments) will not be able to: (i) buy LELIQ for their excess position (ii) do 7-day REPOs with the BCRA.

SMEs productive investment credit lines. Reserve requirements. (Communication “A” 7161. 12/11/2020). The BCRA states that as of November 1, 2020, it grants a reduction in the average reserve requirement in pesos for an amount of 14% of financings considered in item 4.1. of “SMEs productive investment credit line” regulation, granted at a nominal annual rate of up to 30%. As of November 13, 2020, financings to SMEs that have imported consumer goods after March 19, 2020, can be considered within this credit line.

Increase in REPO and LELIQ rates. (Communication “C” 88548. 11/13/2020). The BCRA has increased the one-day passive REPO rate from 31% to 32% and the 7-day rate from 34.5% to 36.5% Additional to this regulation, the BCRA decided to increase the LELIQ rate from 37% to 38%.

Layoff ban. Extension. (Decree 761/2020 and Decree 891/2020. 09/24/2020 and 11/16/2020). The Executive Power extends the ban on wrongful dismissals and layoffs for the period of 60 days counted as of the expiry period on the Decree N° 761/20.

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans. Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI (excl. Monetary position adjustment) + Foreign exchange and gold gains + Other net operating income)

Efficiency ratio (excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI (excl. Monetary position adjustment) + Foreign exchange and gold gains + Other net operating income)

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + Other net operating income+ Income from net monetary position)

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + Other net operating income+ Income from net monetary position)

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities)) / Total Deposits

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest-earning assets

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets

ROA (accumulated): Attributable Net Income of the period / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency.

ROA (quarterly): Attributable Net Income of the period / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency

ROE (accumulated): Attributable Net Income of the period / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency.

ROE (quarterly): Attributable Net Income of the period / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities)

Balance sheet

Balance Sheet	BBVA ARG Consolidated			Chg (%)		Proforma (1) 3Q20
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Assets
Cash and deposits in banks	133,178	121,139	128,736	9.9%	3.5%	133,017
Cash	39,357	54,332	38,608	(27.6%)	1.9%	39,357
Financial institutions and correspondents	93,821	66,807	90,128	40.4%	4.1%	93,660
B.C.R.A	89,619	62,348	80,830	43.7%	10.9%	89,571
Other local and foreign financial institutions	4,202	4,459	9,299	(5.8%)	(54.8%)	4,088
Debt securities at fair value through profit or loss	6,038	10,502	7,074	(42.5%)	(14.7%)	6,038
Derivatives	1,411	1,138	3,563	24.0%	(60.4%)	1,411
Repo transactions	18,999	36,890	9,106	(48.5%)	108.6%	18,999
Other financial assets	12,427	6,865	11,197	81.0%	11.0%	12,357
Loans and other financing	250,920	261,845	281,088	(4.2%)	(10.7%)	240,140
Non-financial public sector	0	0	1	134.5%	(40.5%)	0
B.C.R.A	—	—	—	N/A	N/A	—
Other financial institutions	2,948	3,786	5,873	(22.1%)	(49.8%)	6,398
Non-financial private sector and residents abroad	247,971	258,058	275,215	(3.9%)	(9.9%)	233,742
Other debt securities	105,815	87,740	86,673	20.6%	22.1%	105,815
Financial assets pledged as collateral	14,539	11,572	11,342	25.6%	28.2%	14,538
Current income tax assets	5	10	1	(47.5%)	n.m	5
Investments in equity instruments	1,764	1,943	2,562	(9.2%)	(31.1%)	1,764
Investments in subsidiaries and associates	1,323	1,323	442	0.0%	199.5%	3,368
Property and equipment	30,143	30,434	34,434	(1.0%)	(12.5%)	30,101
Intangible assets	1,295	1,149	1,085	12.7%	19.4%	1,294
Deferred income tax assets	5,732	5,685	2,121	0.8%	170.2%	5,284
Other non-financial assets	6,043	5,137	3,675	17.6%	64.5%	5,928
Non-current assets held for sale	203	203	203	—	(0.0%)	203
Total Assets	589,836	583,575	583,301	1.1%	1.1%	580,262
Liabilities
Deposits	399,607	401,833	375,088	(0.6%)	6.5%	398,147
Non-financial public sector	5,929	5,882	3,610	0.8%	64.2%	5,929
Financial sector	550	323	510	70.4%	7.8%	610
Non-financial private sector and residents abroad	393,128	395,629	370,968	(0.6%)	6.0%	391,608
Liabilities at fair value through profit or loss	—	—	59	N/A	(100.0%)	—
Derivatives	36	247	5,994	(85.5%)	(99.4%)	36
Other financial liabilities	38,630	30,424	43,185	27.0%	(10.5%)	38,075
Financing received from the B.C.R.A. and other financial institutions	3,357	5,489	13,759	(38.8%)	(75.6%)	580
Corporate bonds issued	4,101	4,525	11,935	(9.4%)	(65.6%)	2,026
Current income tax liabilities	2,878	3,486	7,159	(17.4%)	(59.8%)	2,782
Provisions	10,481	11,842	11,441	(11.5%)	(8.4%)	10,435
Deferred income tax liabilities	18	5	2	288.1%	n.m	18
Other non-financial liabilities	24,038	23,508	20,843	2.3%	15.3%	23,464
Total Liabilities	483,145	481,358	489,465	0.4%	(1.3%)	475,562
Equity
Share Capital	613	613	613	—	0.0%	613
Non-capitalized contributions	23,702	23,702	23,690	(0.0%)	0.0%	23,702
Capital adjustments	16,682	16,682	16,682	(0.0%)	0.0%	16,682
Reserves	88,759	88,759	53,613	(0.0%)	65.6%	88,759
Retained earnings	(29,038)	(29,038)	(16,435)	0.0%	(76.7%)	(29,038)
Other accumulated comprehensive income	(5,070)	(6,710)	(10,211)	24.5%	50.4%	(5,070)
Income for the period	9,029	6,194	22,492	45.8%	(59.9%)	9,029
Equity attributable to owners of the Parent	104,677	100,202	90,444	4.5%	15.7%	104,677
Equity attributable to non-controlling interests	2,014	2,015	3,392	(0.1%)	(40.6%)	22
Total Equity	106,691	102,217	93,836	4.4%	13.7%	104,699
Total Liabilities and Equity	589,836	583,575	583,301	1.1%	1.1%	580,262

(1)	Excludes consolidation with PSA and VWFS.

Balance sheet – Last five quarters

Balance Sheet	BBVA ARG Consolidated
In millions AR$ - Inflation adjusted	3Q20	2Q20	1Q20	4Q19	3Q19
Assets
Cash and deposits in banks	133,178	121,139	166,212	191,088	128,736
Cash	39,357	54,332	42,343	57,138	38,608
Financial institutions and correspondents	93,821	66,807	123,868	133,950	90,128
B.C.R.A	89,619	62,348	118,886	131,462	80,830
Other local and foreign financial institutions	4,202	4,459	4,983	2,488	9,299
Debt securities at fair value through profit or loss	6,038	10,502	10,277	5,050	7,074
Derivatives	1,411	1,138	2,445	3,726	3,563
Repo transactions	18,999	36,890	3,632	—	9,106
Other financial assets	12,427	6,865	21,092	5,736	11,197
Loans and other financing	250,920	261,845	247,853	238,801	281,088
Non-financial public sector	0	0	1	1	1
B.C.R.A	—	—	13	21	—
Other financial institutions	2,948	3,786	5,739	6,227	5,873
Non-financial private sector and residents abroad	247,971	258,058	242,100	232,552	275,215
Other debt securities	105,815	87,740	73,460	55,248	86,673
Financial assets pledged as collateral	14,539	11,572	7,731	7,244	11,342
Current income tax assets	5	10	0	32	1
Investments in equity instruments	1,764	1,943	2,055	2,514	2,562
Investments in subsidiaries and associates	1,323	1,323	1,278	1,267	442
Property and equipment	30,143	30,434	31,005	31,883	34,434
Intangible assets	1,295	1,149	1,043	954	1,085
Deferred income tax assets	5,732	5,685	8,413	5,832	2,121
Other non-financial assets	6,043	5,137	4,860	5,223	3,675
Non-current assets held for sale	203	203	203	203	203
Total Assets	589,836	583,575	581,560	554,801	583,301
Liabilities
Deposits	399,607	401,833	372,041	359,514	375,088
Non-financial public sector	5,929	5,882	3,940	3,593	3,610
Financial sector	550	323	325	218	510
Non-financial private sector and residents abroad	393,128	395,629	367,775	355,703	370,968
Liabilities at fair value through profit or loss	—	—	—	710	59
Derivatives	36	247	376	3,758	5,994
Other financial liabilities	38,630	30,424	48,587	35,250	43,185
Financing received from the B.C.R.A. and other financial institutions	3,357	5,489	4,115	7,519	13,759
Corporate bonds issued	4,101	4,525	8,506	8,950	11,935
Current income tax liabilities	2,878	3,486	13,134	9,869	7,159
Provisions	10,481	11,842	12,789	13,143	11,441
Deferred income tax liabilities	18	5	—	—	2
Other non-financial liabilities	24,038	23,508	21,305	20,781	20,843
Total Liabilities	483,145	481,358	480,853	459,496	489,465
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	23,702	23,702	23,702	23,702	23,690
Capital adjustments	16,682	16,682	16,682	16,682	16,682
Reserves	88,759	88,759	53,592	53,591	53,613
Retained earnings	(29,038)	(29,038)	11,866	(20,511)	(16,435)
Other accumulated comprehensive income	(5,070)	(6,710)	(11,198)	(10,094)	(10,211)
Income for the period	9,029	6,194	3,493	29,393	22,492
Equity attributable to owners of the Parent	104,677	100,202	98,749	93,376	90,444
Equity attributable to non-controlling interests	2,014	2,015	1,958	1,929	3,392
Total Equity	106,691	102,217	100,707	95,305	93,836
Total Liabilities and Equity	589,836	583,575	581,560	554,801	583,301

(1)	Excludes consolidation with PSA and VWFS.

Balance sheet – Foreign currency exposure

Foreign Currency Exposure	BBVA ARG Consolidated			Chg(%)
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Assets
Cash and deposits in banks	97,764	93,718	85,189	4.3%	14.8%
Debt securities at fair value through profit or loss	4	0	10	n.m	(65.2%)
Derivatives	10	—	—	N/A	N/A
Repos	—	—	7,734	N/A	(100.0%)
Other financial assets	2,012	2,009	507	0.1%	296.6%
Loans and other financing	26,174	35,368	91,853	(26.0%)	(71.5%)
Other financial institutions	366	1,269	762	(71.1%)	(52.0%)
Non-financial private sector and residents abroad	25,808	34,100	91,090	(24.3%)	(71.7%)
Other debt securities	—	4,515	15,457	(100.0%)	(100.0%)
Financial assets pledged as collateral	4,218	7,183	4,290	(41.3%)	(1.7%)
Investments in equity instruments	20	19	25	5.7%	(19.4%)
Total foreign currency assets	130,201	142,813	205,066	(8.8%)	(36.5%)
Liabilities		—	—
Deposits	116,778	124,866	185,792	(6.5%)	(37.1%)
Non-Financial Public Sector	2,973	2,493	3,720	19.2%	(20.1%)
Financial Sector	52	52	126	0.2%	(58.8%)
Non-financial private sector and residents abroad	113,753	122,321	181,946	(7.0%)	(37.5%)
Liabilities at fair value through profit or loss	—	—	227	N/A	(100.0%)
Other financial liabilities	10,598	8,454	12,359	25.4%	(14.2%)
Financing received from the B.C.R.A. and other financial institutions	553	585	4,485	(5.5%)	(87.7%)
Other non financial liabilities	1,120	958	1,387	16.9%	(19.3%)
Total foreign currency liabilities	129,049	134,863	204,250	(4.3%)	(36.8%)
Foreign Currency Net Position—AR$	1,152	7,949	816	(85.5%)	41.1%
Foreign Currency Net Position—USD	15	113	19	(86.6%)	(21.4%)

P&L

Income Statement	BBVA ARG Consolidated			Chg(%)		Proforma (1) 3Q20
In millions AR$ - Inflation adjusted	3Q20	2Q20	3Q19	QoQ	YoY
Interest income	26,114	24,052	39,003	8.6%	(33.0%)	24,956
Interest expense	(9,463)	(6,960)	(16,619)	(36.0%)	43.1%	(8,993)
Net interest income	16,652	17,092	22,384	(2.6%)	(25.6%)	15,963
Fee income	6,269	6,572	6,758	(4.6%)	(7.2%)	6,268
Fee expenses	(3,265)	(3,225)	(4,511)	(1.2%)	27.6%	(3,242)
Net fee income	3,005	3,347	2,247	(10.2%)	33.7%	3,026
Net income from financial instruments at fair value	886	1,359	2,339	(34.8%)	(62.1%)	886
Net loss from write-down of assets at amortized cost and fair value through OCI	(3,988)	(2,225)	5	(79.3%)	n.m	(3,988)
Foreign exchange and gold gains	1,618	1,609	5,385	0.5%	(70.0%)	1,629
Other operating income	1,500	1,230	1,563	22.0%	(4.0%)	1,530
Loan loss allowances	(927)	(2,848)	(6,936)	67.4%	86.6%	(895)
Net operating income	18,744	19,562	26,986	(4.2%)	(30.5%)	18,150
Personnel benefits	(4,583)	(4,269)	(5,249)	(7.3%)	12.7%	(4,518)
Administrative expenses	(4,360)	(4,125)	(4,924)	(5.7%)	11.5%	(4,283)
Depreciation and amortization	(838)	(907)	(1,064)	7.7%	21.3%	(828)
Other operating expenses	(2,706)	(3,048)	(5,028)	11.2%	46.2%	(2,579)
Operating income	6,257	7,213	10,721	(13.2%)	(41.6%)	5,943
Income from associates and joint ventures	(14)	202	(48)	(106.8%)	71.2%	(9)
Income from net monetary position	(2,242)	(2,459)	(1,406)	8.9%	(59.4%)	(1,985)
Income before income tax	4,002	4,955	9,267	(19.2%)	(56.8%)	3,949
Income tax	(1,169)	(2,202)	(1,082)	46.9%	(8.0%)	(1,102)
Income for the period	2,833	2,753	8,185	2.9%	(65.4%)	2,847
Income for the period attributable to:
Owners of the parent	2,834	2,702	7,749	4.9%	(63.4%)	2,834
Non-controlling interests	(1)	51	436	(101.7%)	(100.2%)	13
Other comprehensive Income (2)	1,641	2,074	(7,044)	58.4%	141.4%	1,641

(1)	Excludes consolidation with PSA and VWFS.
(2)	Neto of Income Tax.

P&L - Last five quarters

Income Statement	BBVA ARG Consolidated
In millions AR$ - Inflation adjusted	3Q20	2Q20	1Q20	4Q19	3Q19
Interest income	26,114	24,052	27,921	32,822	39,003
Interest expense	(9,463)	(6,960)	(9,270)	(11,448)	(16,619)
Net interest income	16,652	17,092	18,651	21,374	22,384
Fee income	6,269	6,572	6,127	6,540	6,758
Fee expenses	(3,265)	(3,225)	(3,999)	(4,463)	(4,511)
Net fee income	3,005	3,347	2,128	2,077	2,247
Net income from financial instruments at fair value	886	1,359	1,135	1,361	2,339
Net loss from write-down of assets at amortized cost and fair value through OCI	(3,988)	(2,225)	(144)	(14)	5
Foreign exchange and gold gains	1,618	1,609	1,404	3,518	5,385
Other operating income	1,500	1,230	1,179	1,339	1,563
Loan loss allowances	(927)	(2,848)	(1,842)	(4,965)	(6,936)
Net operating income	18,744	19,562	22,510	24,690	26,986
Personnel benefits	(4,583)	(4,269)	(5,036)	(5,233)	(5,249)
Administrative expenses	(4,360)	(4,125)	(4,072)	(4,784)	(4,924)
Depreciation and amortization	(838)	(907)	(933)	(1,937)	(1,064)
Other operating expenses	(2,706)	(3,048)	(3,530)	(7,106)	(5,028)
Operating income	6,257	7,213	8,939	5,629	10,721
Income from associates and joint ventures	(14)	202	31	24	(48)
Income from net monetary position	(2,242)	(2,459)	(2,976)	(2,233)	(1,406)
Income before income tax	4,002	4,955	5,993	3,420	9,267
Income tax	(1,169)	(2,202)	(2,468)	3,001	(1,082)
Income for the period	2,833	2,753	3,525	6,421	8,185
Income for the period attributable to:			—
Owners of the parent	2,834	2,702	3,493	6,901	7,749
Non-controlling interests	(1)	51	32	(480)	436
Other comprehensive Income (2)	1,641	2,074	1,309	280	(7,044)

(1)	Excludes consolidation with PSA and VWFS.
(2)	Neto of Income Tax

Ratios

Quarterly Annualized Ratios	BBVA ARG consolidated			Chg (bps)
In%	3Q20	2Q20	3Q19	QoQ	YoY
Profitability
Efficiency Ratio	66.1%	54.2%	25.4%	1,190 bps	4,068 bps
Efficiency Ratio (excl. Inflation adjustments)	49.1%	42.8%	16.4%	631 bps	3,279 bps
ROA	1.9%	1.9%	5.8%	2 bps	(383)bps
ROE	11.0%	11.1%	38.6%	(13)bps	(2,758)bps
Liquidity
Liquid assets / Total Deposits	66.0%	63.7%	61.7%	230 bps	432 bps
Capital
Regulatory Capital Ratio	23.3%	21.9%	19.7%	140 bps	360 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.6%	21.2%	19.1%	140 bps	350 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.16%	1.56%	3.25%	(39)bps	(208)bps
Allowances /Total non-performing portfolio	355.26%	269.38%	148.11%	8,588 bps	20,715 bps
Cost of Risk	1.37%	4.27%	9.31%	(290)bps	(794)bps

Accumulated Annualized Ratios	BBVA ARG consolidated			Chg (bps)
In %	3Q20	2Q20	3Q19	QoQ	YoY
Profitability
Efficiency Ratio	58.0%	54.7%	43.9%	337 bps	1,416 bps
Efficiency Ratio (excl. Inflation adjustments)	46.2%	41.8%	33.8%	436 bps	1,234 bps
ROA	2.1%	2.2%	5.2%	(6)bps	(307)bps
ROE	12.3%	13.0%	36.5%	(75)bps	(2,420)bps
Liquidity
Liquid assets / Total Deposits	66.0%	63.7%	61.7%	230 bps	432 bps
Capital
Regulatory Capital Ratio	23.3%	21.9%	19.7%	140 bps	360 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.6%	21.2%	19.1%	140 bps	350 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.16%	1.56%	3.25%	(39)bps	(208)bps
Allowances /Total non-performing portfolio	355.26%	269.38%	148.11%	8,588 bps	20,715 bps
Cost of Risk	2.91%	3.58%	4.80%	(67)bps	(189)bps

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

investorelations-arg@bbva.com

ir.bbva.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: November 24, 2020	By:	/s/ Ernesto Gallardo Jimenez
		Name:	Ernesto Gallardo Jimenez
Title: Chief Financial Officer